FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  August 2008

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X    No ____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  August 18, 2008

Encl.

Interim Financial Statement as of  June 30th, 2008

Management Discussion & Analysis

Section 302 Certification – CEO

Section 302 Certification – Acting CFO

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) June 30, 2008 (Stated in Canadian Dollars)

PACIFIC HARBOUR CAPITAL LTD

To the Shareholders:

These unaudited interim financial statements of Pacific Harbour Capital Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not received these interim financial statements, notes to financial statements and the related Management Discussions and Analysis. The attached financial statements were prepared by management and have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2008 and March 31, 2008
(Stated in Canadian Dollars)

	30-Jun-08	31-Mar-08
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$663,628	$700,514
Marketable securities (Note 2b and 3)	42,756	45,804
Prepaid expenses and deposits	8,370	22,068
	714,754	768,386
Investments (Note 3b)	100,056	100,056
Capital assets, net (Note 4)	14,653	16,063
	$829,463	$884,505

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$49,318	$49,536

SHAREHOLDERS' EQUITY
Capital stock (Note 5)	7,616,876	7,616,876
Contributed surplus (Note 5cii)	422,733	422,733
Deficit	(7,259,464)	(7,204,640)
	780,145	834,969

	$829,463	$884,505

APPROVED BY THE DIRECTORS:

“Thomas Pressello” ,Director	“Michael Reynolds” ,Director
Thomas Pressello	Michael Reynolds

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the First Quarter Ended June 30 , 2008 and 2007
(Unaudited)
(Stated in Canadian Dollars)

		2008	2007
Revenues
Administration services and rent- Note 6		12,000	12,000
General and administrative expenses – Schedule I		(68,636)	(153,263)
Income (Loss) before other items		(56,636)	(141,263)
Other items:
Investment income		4,860	8,839
Unrealised gain (loss) on marketable securities		(3,048)	24,374
		1,812	33,213
Income (Loss) for the period		(54,824)	(108,050)
Deficit, beginning of the period		(7,204,640)	(6,792,170)

Deficit, end of the period		$(7,259,464)	$(6,900,220)

Basic and diluted income (loss) per share	$	(0.01)	$(0.01)
Weighted average number of shares outstanding		7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the First Quarter Ended June 30 2008 and 2007
(Stated in Canadian Dollars)

	2008	2007

Operating Activities
Net income (loss) for the period	$(54,824)	$(108,050)
Non-cash items:
Amortization	1,410	1,449
Unrealised gain or loss on sale of marketable securities	3,048	(24,374)
Stock-based compensation	-	76,772
Net change in non-cash working capital balances:
Prepaid expenses	13,698	8,223
Accounts payable	(218)	(16,482)
	(36,886)	(62,462)
Financing Activities
	-	-
	-	-
Investing Activities
Purchase of equipment	-	(549)
	-	(549)

Change In cash during the Period	(36,886)	(63,011)

Cash , Beginning Of Period	700,514	1,009,289

Cash , End Of Period	663,628	946,278

Cash is comprised as follows:
Cash	60,967	228,212
Money market investments	97,564	133,160
Term deposits	505,097	584,906
	$663,628	$946,278

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.	Schedule I
INTERIM CONSOLIDATED SCHEDULES OF
GENERAL AND ADMINISTRATIVE EXPENSES
For the First Quarter Ended June 30, 2008 and 2007
(Stated in Canadian Dollars)

	2008	2007
General and administrative expenses

Amortization –capital assets	1,410	1,449
Bank charges	140	150
Consulting and management salaries	6,000	6,000
Corporate administration	7,030	6,555
Filing and regulatory fees	100	-
Legal and professional fees	439	1,580
Licence and dues	2,039	2,032
Office and general	4,756	5,112
Promotion and advertising	1,353	-
Rent and utilities	25,874	26,678
Shareholder information and investor relations	284	970
Stock-based compensation	-	76,772
Transfer agent fees	602	1,174
Wages and benefits	18,609	24,791
	68,636	153,263

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(Stated in Canadian Dollars)

Note 1	Nature of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act. Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board. The Company is in the business of providing administration services and rent to public companies and investing in early development stage businesses.

Note 2	Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)     Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
June 30, 2008– Page 2
(Stated in Canadian Dollars)
(Unaudited)

Note 2	Significant Accounting Policies- (cont’d)

b)     Marketable Securities

The Company classifies marketable securities as financial assets held for trading. These securities which are traded on a recognized securities exchange are recorded at fair values based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

c)     Investments

Investment in privately held companies in which the Company does not exert significant influence are classified as financial assets available-for-sale and are recognized at cost Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on operational results, forecasts and other developments since acquisition.

d)     Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment	30% declining balance
Office furniture	20% declining balance
Software	50% declining balance

e)     Revenue Recognition

Administrative services and rent are recorded when the services are provided. The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the title of the land. Investment income is recorded in the year earned.

Marketable securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
June 30, 2008– Page 3
(Stated in Canadian Dollars)
(Unaudited)

Note 2	Significant Accounting Policies- (cont’d)

f)     Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of the entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti- dilutive.

For the quarter ended June 30, 2008, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 1,159,028 were not included in the computation of loss per share because their effect was anti-dilutive.

g)     Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income.

h)     Stock-Based Compensation Plan

The Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
June 30, 2008– Page 4
(Stated in Canadian Dollars)
(Unaudited)

Note 2	Significant Accounting Policies- (cont’d)

i) Change in Accounting Policies

On April 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non- financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when the financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held –to- maturity, loans and receivables, available –for-sale financial assets or other financial liabilities. Upon adoption of Section 3855, all financial instruments, including derivatives are measured in the balance sheet at fair value. The difference between the previous carrying amount and the remeasured amount in accordance with Section 3855 was recognized as an adjustment to retained earnings (deficit) at April 1, 2007 except when a financial asset is classified as available for sale. For assets classified as available for sale, the adjustment is included in the opening balance of accumulated other comprehensive income. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognised or impaired at which time the amounts would be recorded in net earnings. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company designated its accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost. Cash and cash equivalents are designated as other financial instruments, marketable securities are designated as held-for-trading and investments are designated as available-for-sale financial assets.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
June 30, 2008– Page 5
(Stated in Canadian Dollars)
(Unaudited)

Note 2	Significant Accounting Policies- (cont’d)

i) Change in Accounting Policies- (cont’d)

Section 3251 establishes new standards on the presentation of equity and changes in equity. Separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein are required.

Note 3	Marketable Securities and Investments

Holdings of marketable securities and investments as at June 30, 2008 and March 31, 2008 are as follows:

a)     Marketable Securities:

	June 30, 2008			March 31, 2008
	Number	Fair		Number	Fair
	of	Market		of	Market
Investee	Shares	Value	Cost	Shares	Value	Cost

Baja Mining Corp.	25,000	$31,250	$16,494	25,000	$33,750	$16,494
Minerra Resource Corp	100,000	6,000	21,000	100,000	8,000	21,000
Inovio Biomedical Corp.	5,000	5,506	17,770	5,000	4,054	17,770

		$42,756	$55,264		$45,804	$55,264

b)      Investments:

	June 30, 2008			March 31, 2008
	Number	Fair		Number	Fair
	of	Market		of	Market
Investee	Shares	Value	Cost	Shares	Value	Cost

Yellowhead Mining Inc.	125,000	$ N/A	$50,000	125,000	$ N/A	$50,000
Ethoca Solutions Inc.	1,823	N/A	50,056	1,823	N/A	56,056

		$ N/A	$100,056		$ N/A	$100,056

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
June 30, 2008– Page 6
(Stated in Canadian Dollars)
(Unaudited)

Note 4	Capital Assets

			June 30	March 31
			2008	2008
	Cost	Accumulated	Net	Net
		Amortization
Computer Equipment	38,695	29,611	9,084	10,134
Office Furniture	20,635	15,066	5,569	5,929
Software	4,170	4,170	-	-
	63,500	48,847	14,653	16,063

Note 5	Share Capital

a)	Authorized:

100,000,000 common shares without par value.

100,000,000 preferred shares without par value

b)	Issued:	Number	Amount
	Balance, March 31, 2008	7,247,703	$7,616,876
	Common shares issued	-	-
	Balance, June 30, 2008	7,247,703	$7,616,876

c)	Commitments:

	i)	Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
June 30, 2008– Page 7
(Stated in Canadian Dollars)
(Unaudited)

Note 5	Share Capital- (cont’d)

	Number	Weighted
		Average
		Exercise Price
Outstanding and exercisable at March 31, 2008	1,159,028	$0.24
Granted	-

Outstanding as at June 30, 2008	1,159,028	$0.24

On June 30, 2008 there were 1,159,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
502,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012
175,000	$0.27	March 13, 2013

1,159,028

During the quarter ended June 30, 2008 a compensation charge of $Nil (2007:$76,772) associated with the granting of stock options under the Plan, was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes models:

Year Ended
March 31, 2008
Risk-free interest rate	2.98-3.73%
Expected dividend yield	0.00%
Expected stock price volatility	84.80-86.01%
Expected stock option life	5 years

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
June 30, 2008– Page 8
(Stated in Canadian Dollars)
(Unaudited)

Note 5	Share Capital- (cont’d)

ii)	Contributed Surplus

2008
Balance, March 31, 2008	422,733
Fair value of option granted	-
Balance, June 30, 2008	422,733

Note 6	Related Party Transactions

For the quarter ended June 30, 2008 and 2007, the Company was charged the following expenses by directors or companies with common directors:

	2008	2007

Administration recovery	(12,000)	(12,000)
Management fees and salaries	6,000	6,000
	(6,000)	(6,000)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 7	Commitments

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of operating costs are as follows:

Year ended March 31,	2009	85,834
	2010	85,834
	2011	85,834
	2012	85,834
		343,336

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
June 30, 2008– Page 9
(Stated in Canadian Dollars)
(Unaudited)

Note 8	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

FIRST QUARTER REPORT – June 30, 2008

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the first quarter ended June 30, 2008. The following information should be read in conjunction with the audited financial statements as at March 31, 2008 and the accompanying unaudited interim consolidated financial statements as at June 30, 2008.

1.1

Date of Report: August 18,  2008

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is based in Vancouver, British Columbia, Canada and is in the business of providing administration services and rent to public companies and investing in early development stage businesses.

During the first quarter ended June 30, 2008, the Company did not invest or dispose of any marketable securities and investment. As of June 30, 2008, the Company continued to hold marketable securities of $42,756 valued at fair market value and investments of $100,056 valued at cost.

For the first quarter ended June 30, 2008, the Company reported a net loss of $54,824 or $0.01 loss per share and has accumulated a deficit of $7,259,464 since inception. Management continues to search and identify potential business opportunities in order to improve operations and become profitable.

As of June 30 2008, the Company had cash and cash equivalents of $663,628 and working capital of $665,436. The Company had no long-term debt.

1.3 Results of Operations For the First Quarter Ended June 30, 2008 and  2007

Revenue and Other Items

Revenue from administrative services and rent was unchanged for the first quarter ended June 30, 2008 and June 30, 2007 at $12,000 per quarter. Revenue from investment income and marketable securities declined in the first quarter ended June 30, 2008 as compared to the same period last year. The reduction was mainly due to unfavourable market condition resulting in the Company reporting an unrealised loss on marketable securities of $3,048 for the quarter ended June 30, 2008 as compared to unrealised gain of $24,374 in the comparable quarter ended June 30, 2007.

General and Administrative Expenses

General and administrative expenses decreased from $153,263 in the quarter ended June 30, 2007 to $68,636 in the current quarter, a decrease of $84,627 or 55%. The decrease in the current period was primarily due to the Company reporting a stock-based compensation expense of $76,772 in the quarter ended June 30, 2007, which was not repeated in the current period. Excluding the stock-based compensation, general and administrative expenses decreased $7,855 due to lower wages and benefits. The lower wages and benefits in the current quarter was the result of an employee taking maturity leave.

Net Income/Loss

For the three months ended June 30, 2008, the Company reported a net loss of $54,824 or $0.01 loss per share as compared to a net loss of $108,050 or $0.01 loss per share for the same period last year.

1.4 Transactions with Related Parties

In the first quarter ended June 30, 2008, the Company paid $6,000 (2007: $6,000) in management fees to a company controlled by a director and officer of the Company for management services.

The Company received $12,000 (2007: $12,000) in fees from a related company that has a director and officer in common. These fees were paid for shared office facilities and staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q2 Sept 30, 2006	Q3 Dec 31, 2006	Q4 Mar 31, 2007	Q1 June 30, 2007	Q2 Sept 30, 2007	Q3 Dec 31, 2007	Q4 Mar. 31, 2008	Q1 June 30, 2008
Total Revenues	$18,884	$15,330	$415,633	$20,839	$20,540	$19,797	$17,714	$12,000

Income or loss before discontinued operations and extraordinary items:

Total	$(25,003)	$(57,543)	$380,107	$(108,050)	$(70,123)	$(53,952)	$(191,728)	$(54,824)
Per Share	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Per Share Fully Diluted	$0.00	$(0.01)	$0.04	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)

Net income or loss:

Total	$(25,003)	$(57,543)	$380,107	$(108,050)	$(70,123)	$(53,952)	$(191,728)	$(54,824)
Per Share	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Per Share Fully Diluted	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the quarter ended March 31, 2007, net income of $380,107 consisted of a gain on sale of land of $397,235, a gain on settlement of accounts payable of $60,257 and administrative expenses of $77,385.

During the quarter ended March 31, 2008, net loss of $191,728 was primarily the result of an unrealised loss on write-down of investment of $20,843, stock-based compensation of $74,482 and general and administrative expenses of $96,403.

1.6 Liquidity and Capital Resources

Working capital decreased by $53,414 from $718,850 as of March 31, 2008 to $665,436 as at June 30, 2008. The decrease was primarily attributable to the operating loss for the period.

Cash used in operating activities for the first quarter ended June 30, 2008 was $36,886 compared to $62,462 used during the quarter ended June 30, 2007. Cash used in operating activities consists of mainly operating loss. From an operating standpoint, the Company relies on revenue from administrative services and rent to partially remedy operating deficiency.  The Company has no plans for any material capital expenditures in the coming year.

The Company did not engage in any financing activities in the first quarter ended June 30,2008 or 2007.

The Company did not engage in any investing activities in the first quarter ended June 30, 2008. In comparison, the Company expended $549 in equipment purchases in the comparable quarter last year.

Overall, the Company had negative net cash outflow of $36,886 for the first quarter ended June 30, 2008. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.7 Contingent liabilities and Lawsuits

The Company is currently involved with one court case, which it plans to defend vigorously.

The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statements in full.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations  and Commitments

On June 30, 2008, the Company had no long-term debt, capital lease obligations, purchase obligations, contractual obligations or commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.10 Financial instruments and Risk Factors

As of June 30, 2008 the Company held $42,756 in marketable securities, which are valued at fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. The Company also held $100,056 investments in privately held companies, which are valued at cost. The investments are also subject to risk of loss in value. Other financial instruments, which include cash and cash equivalents and accounts payable were not exposed to any financial instrument risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.11Changes in Accounting Policies

Changes in Accounting Policies

On April 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

1.11 Changes in Accounting Policies – (cont’d)

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Upon adoption of Section 3855, all financial instruments, including derivatives, are measured in the balance sheet at fair value. The difference between the previous carrying amount and the remeasured amount in accordance with Section 3855 was recognized as an adjustment to retained earnings (deficit) at April 1, 2007 except when a financial asset is classified as available for sale. For assets classified as available for sale, the adjustment is included in the opening balance of accumulated other comprehensive income. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company designated its accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.  Cash and cash equivalents are designated as other financial instruments, marketable securities are designated as held-for-trading and investments are designated as available-for-sale financial assets.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on April 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

CICA Handbook Section 3862, Financial Instruments - Disclosure, increases the disclosures currently required to enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on the presentation of financial instruments, which have been carried forward unchanged.  These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Corporation is currently evaluating the impact of the adoption of these changes on the disclosure and presentation within its financial statements.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning April 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new section on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.12 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at June 30, 2008

1.13 Forward Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of the Company to be materially different from any future results, performance expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

SECTION 302 CERTIFICATION

I,  Thomas Pressello, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at June 30, 2008;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated:  August 18, 2008

"Thomas Pressello"

________________________________

Name:  Thomas Pressello

President and Chief Executive Officer

SECTION 302 CERTIFICATION

I,  Michael Reynolds, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at June 30, 2008;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated:  August 18, 2008

"Michael Reynolds"

__________________________

Name:  Michael Reynolds

Director